August 20, 2010

VIA EDGAR

Filing Room

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Fidelity Investments Variable Annuity Account I
Fidelity Investments Life Insurance Company
Post-Effective Amendment No. 7 to Registration Statement on N-4
File Nos. 333-123884/811-05315

Ladies and Gentlemen:

On behalf of the Depositor, Fidelity Investments Life Insurance Company and the Registrant, Fidelity Investments Variable Annuity Account I, we are submitting this letter to respond to the comment provided by Sally Samuel in a phone conversation on August 17, 2010. The comment and our response follows.

(5) Comment: The first sentence of the Free Look Period language should be re-written to make it clearer.

Response: The Depositors will update paragraph 3 of the Summary Free Look Period language on page 3 of the prospectus to the following:

If you cancel your Contract during the Free Look Period, we generally return your Contract Value. If you live in a state that requires the return of your Purchase Payment we will return the greater of your Contract Value and your Purchase Payments less any withdrawals. In order to meet this return of Purchase Payment requirement, we reserve the right to invest your Purchase Payments in the Money Market Investment Option during all or part of the Free Look Period. If your Purchase Payments are invested in the Money Market Investment Option during all or part of the Free Look Period, we will transfer the Contract Value to the other Investment Options in accordance with your most recent allocation instructions no later than the first business day after the end of the Free Look Period. If we do not exercise this right then your Purchase Payment will be allocated to your selected Investment Options beginning on the Contract Date.

The Depositors will update paragraph 3 of the Free Look Privilege language on page 10 of the prospectus to the following:

If you cancel your Contract during the Free Look Period, we generally return your Contract Value. If you live in a state that requires the return of your Purchase Payment we will return the greater of your Contract Value and your Purchase Payments less any withdrawals. In order to meet this return of Purchase Payment requirement, we reserve the right to invest your Purchase Payments in the Money Market Investment Option during all or part of the Free Look Period. If your Purchase Payments are invested in the Money Market Investment Option during all or part of the Free Look Period, we will transfer the Contract Value to the other Investment Options in accordance with your most recent allocation instructions no later than the first business day after the end of the Free Look Period. If we do not exercise this right then your Purchase Payment will be allocated to your selected Investment Options beginning on the Contract Date.

If you need any further information, please contact the undersigned (617-563-7326)

or our counsel, Michael Berenson (202-739-5450).

Yours Truly,

/s/ Edward M. Shea
Edward M. Shea